Prospectus Supplement No. 9	Filed pursuant to Rule 424(b)(3)
to Prospectus dated February 12, 2013	File No. 333-162712

INSPRO TECHNOLOGIES CORPORATION

This document supplements the prospectus, dated February 12, 2013, relating to offers and resales of up to 115,688,313 shares of our common stock, including 41,665,600 issuable upon conversion of shares of preferred stock and 44,332,800 shares issuable upon the exercise of warrants, 1,250,000 shares of our Series A Convertible Preferred Stock, 833,280 shares of our Series B Convertible Preferred Stock and warrants to purchase 33,332,800 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form S-1, as amended (File No. 333-185752). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Election of New Director

On May 22, 2014, in accordance with our bylaws, our board of directors voted to increase the size of our board from ten to eleven members and elected Kenneth Harvey to serve as a director to fill the vacancy created by such increase, effective as of May 22, 2014.

Mr. Harvey sits on the boards of several private companies and has significant executive and business development experience.

On May 22, 2014, our board granted warrants to purchase shares of our Series B Convertible Preferred Stock with a par value of $0.001 per share at an exercise price equal to $3.00 per share to certain of our officers, directors and shareholders. The warrants are immediately exercisable, non transferrable and will expire on May 22, 2019 or earlier if the recipient ceases to be employed by, or provide services to, our company as a director, member of an advisory board or officer of our company.

Our board granted warrants to purchase 300,000 shares of our Series B Convertible Preferred Stock to each of Mr. Harvey, Anthony R. Verdi, our CEO, COO, CFO and who serves as one of our directors, and Robert J. Oakes, who serves as one of our directors and is CEO and President of InsPro Technologies, LLC, our subsidiary.

Our board granted two individual warrants, each to purchase 30,000 shares of our Series B Convertible Preferred Stock, to The Co-Investment Fund II, L. P. These warrants do not expire prior to May 22, 2019. These warrants were granted in recognition of Donald R. Caldwell and Brian Adamsky each being members of our board. Messrs. Adamsky, and Caldwell have assigned all of their board compensation to The Co-Investment Fund II, L.P., which is a significant shareholder of our company. Messrs. Adamsky and Caldwell are stockholders, directors and officers of Co-Invest II Capital Partners, Inc., which is the general partner of Co-Invest Management II, L.P., which is the general partner of The Co-Investment Fund II, L.P.

Our board granted warrants to purchase 30,000 shares of our Series B Convertible Preferred Stock each to Michael Azeez, John Harrison, Sanford Rich, L. J. Rowell, Paul Soltoff and Edmond Walters, who are all members of our board.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 2, 2014